UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2020

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179

Las Condes, Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	GeoPark Announces Second Quarter 2020 Operational Update

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES SECOND QUARTER 2020 OPERATIONAL UPDATE

GETTING BACK TO BUSINESS WITH PRODUCTION AND DRILLING RESUMING IN 2H2020

Bogota, Colombia – July 15, 2020 – GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent Latin American oil and gas explorer, operator and consolidator with operations and growth platforms in Colombia, Peru, Argentina, Brazil, Chile and Ecuador, today announced its operational update for the three-month period ended June 30, 2020 (“2Q2020”).

All figures are expressed in US Dollars and growth comparisons refer to the same period of the prior year, except when otherwise specified.

Highlights

Health and Safety Actions and Results

•	Protocols, preventive measures and crisis response plans in place across 6-country regional platform

•	Field teams reduced to a minimum with back-up teams and contingencies in place

•	Supporting local communities with safety, medical and food supplies

•	Office teams moved to work remotely from home

Operational and Cost Savings Actions and Results

•	Consolidated oil and gas production of 36,912 boepd in 2Q2020 due to temporary shut-ins, no drilling activity and limited maintenance works during the quarter

•	Over $290 million in ongoing cost savings and capital investment reductions across regional platform – including voluntary salary reductions

•	Received regulatory approvals to reclassify the flowline connecting the Llanos 34 block to regional infrastructure into a pipeline, contributing to reduced operational risk, further cost savings and reduced carbon footprint

Capital Strength and Risk Management Levers

•	$157.7 million of cash and cash equivalents as of June 30, 2020[1]

•	$75 million oil prepayment facility, with $50 million committed and no amounts drawn

•	$130.7 million in uncommitted credit lines[2]

•	Long-term financial debt maturity profile with no principal payments until September 2024

•	S&P and Fitch reaffirmed GeoPark’s long-term corporate credit rating at B+

•	Added new hedges for the next 12 months, now reaching 27,500 bopd in 3Q2020, 25,500 bopd in 4Q2020, 9,000 bopd in 1Q2021 and 6,500 bopd in 2Q2021. New hedges include a portion providing protection to Vasconia local marker in Colombia

Opening Up Production and Reengaging Work Program

•	Reopened 70-80% of temporary production shut-ins totaling 6,500-7,500 boepd

•	Resuming drilling campaign in 2H2020 with 6-8 gross wells in the Llanos 34 block (GeoPark operated, 45% WI) and 1-2 gross wells in the CPO-5 block (GeoPark non-operated, 30% WI)

•	Expanding full-year 2020 work program to $65-75 million (from prior $45-50 million) targeting 40,000-42,000 boepd average production and operating netbacks of $220-240 million assuming Brent of $35 per bbl[3]

•	Fully funded and flexible work programs, quickly adaptable to any oil price scenario

1 Unaudited.

2 March 31, 2020 (unaudited).

3 Brent oil price assumption from April to December 2020, assuming a Brent to Vasconia differential averaging $5 per bbl.

Improving Overall Business

•	Streamlining and improving business across portfolio and top to bottom review in all departments and capabilities

•	Initiating formal process to irrevocably retire from the non-producing Morona block[4] in Peru due to extended force majeure which allows for the termination of the license contract

James F. Park, Chief Executive Officer of GeoPark, said: “Enormous gratitude to the GeoPark team, which despite the obvious hardships and uncertainties, provided a rapid-fire and effective response to this unique health, operational and economic crisis. And then, as soon as the situation became clearer, and without skipping a beat, our team has got the drill bit turning to the right and the production valves opening to the left – allowing us to start to catch up and get back to business. All the while with our creative juices flowing and bold ideas to take advantage of this upheaval and turn GeoPark into an even better value generator on the other side of this downturn.”

Breakdown of Quarterly Production by Country

The following table shows production figures for 2Q2020, as compared to 2Q2019:

	2Q2020			2Q2019
	Total (boepd)	Oil (bopd)[a]	Gas (mcfpd)	Total (boepd)	% Chg.
Colombia	31,072	30,920	912	32,191	-3%
Chile	3,101	241	17,160	2,952	5%
Brazil	679	80	3,594	1,693	-60%
Argentina	2,060	1,263	4,782	2,365	-13%
Total	36,912	32,504	26,448	39,201	-6%
a)	Includes royalties paid in kind in Colombia for approximately 1,286 bopd in 2Q2020. No royalties were paid in kind in Brazil, Chile or Argentina.

Quarterly Production Evolution

(boepd)	2Q2020	1Q2020	4Q2019	3Q2019	2Q2019
Colombia	31,072	38,723	33,311	31,578	32,191[a]
Chile	3,101	3,121	3,292	3,358	2,952
Brazil	679	1,290	2,799	2,299	1,693
Argentina	2,060	2,597	2,384	2,384	2,365
Total	36,912	45,731	41,786	39,619	39,201
Oil	32,504	40,861	35,456	33,693	34,261
Gas	4,408	4,870	6,330	5,926	4,940
a)	Colombian production includes approximately 640 bopd during 2Q2019 from the La Cuerva and Yamu blocks that were sold on July 1, 2019.

4 As of December 31, 2019, the Morona block had net 1P PRMS reserves of 19.2 million, net 2P PRMS reserves of 31.3 million and net 3P PRMS reserves of 121.4 million, as certified by DeGolyer and MacNaughton (“D&M”).

Oil and Gas Production Update

Consolidated:

Overall oil and gas production decreased by 6% to 36,912 boepd in 2Q2020 from 39,201 boepd in 2Q2019, due to temporary production shut-ins to preserve shareholder value and to minimize contractor and employee activity in the fields. There were no new wells drilled and limited maintenance activities during the quarter, partially offset by the addition of 4,651 bopd from the recent Amerisur Resources Plc (“Amerisur”) acquisition in Colombia. Oil represented 88% of total reported production in 2Q2020 compared to 87% in 2Q2019.

Colombia:

Average net oil and gas production in Colombia decreased by 3% to 31,072 boepd in 2Q2020 compared to 32,191 boepd in 2Q2019, reflecting temporary shut-ins, and limited maintenance activities, partially offset by the recent acquisition of Amerisur.

The Llanos 34 block averaged 26,090 bopd in 2Q2020, 84% of GeoPark’s production in Colombia. Production from Amerisur averaged 4,651 bopd of light oil (30-41 degrees API) in 2Q2020, representing 15% of GeoPark’s production in Colombia.

Infrastructure Update:

Received approval from local authorities to reclassify GeoPark’s existing 32 km flowline into a pipeline, named Oleoducto de Casanare (“ODCA”), connecting the Llanos 34 block to the ODL regional infrastructure. The ODCA has a potential capacity of 100,000 bopd, and following its conversion into a pipeline, allows the transportation of barrels from any field in the Llanos 34 block or from neighboring acreage (including owned or third-party barrels), contributing to reduced overall operational risk, further savings from overall transportation and operating costs, and a reduced carbon footprint.

Chile:

Average net production in Chile increased by 5% to 3,101 boepd. Higher production in 2Q2020 resulted from the successful development of the Jauke gas field and the recent discovery of the Jauke Oeste gas field in the Fell block in early 2020, partially offset by temporary shut-ins affecting oil production. The production mix during 2Q2020 was 92% gas and 8% light oil (compared to 79% gas and 21% light oil in 2Q2019).

Brazil:

Average net production in Brazil decreased by 60% to 679 boepd in 2Q2020 compared to 1,693 boepd in 2Q2019 mainly due to lower gas demand in Brazil affecting production from the Manati gas field (GeoPark non-operated, 10% WI) and shut-ins affecting oil production in the Praia dos Castelhanos oil field in the REC-T-128 block (GeoPark operated, 70% WI). The production mix during 2Q2020 was 88% natural gas and 12% oil and condensate (compared to 98% natural gas and 2% condensate in 2Q2019).

Average 2Q2020 production levels include no gas production from the Manati gas field during April 2020, with production resumed in late May 2020 and maintained until the end of June 2020. The Manati gas field is currently producing approximately 1,400 boepd, above monthly take or pay levels.

Argentina:

Average net production in Argentina decreased by 13% to 2,060 boepd in 2Q2020 (61% oil, 39% gas) compared to 2,365 boepd in 2Q2019 (67% oil, 33% gas), due to temporary shut-ins affecting oil production in the El Porvenir block (GeoPark operated, 100% WI) and stable oil and gas production levels in the Aguada Baguales and Puesto Touquet blocks (GeoPark operated, 100% WI).

OTHER NEWS / RECENT EVENTS

INITIATION OF FORMAL PROCESS TO RETIRE FROM THE MORONA BLOCK IN PERU

On July 15, 2020, GeoPark notified Petroperu and Perupetro of its irrevocable decision to retire from the non-producing Morona block (Block 64) in Peru, due to extended force majeure which allows for the termination of the license contract.

On January 10, 2020, Perupetro declared the project in force majeure effective retroactively to June 15, 2019. This force majeure has remained for a period exceeding the contract’s terms, entitling GeoPark to legally initiate the formal process to retire from the license contract as well as from the agreement executed with Petroperu.

In 1Q2020, GeoPark recorded non-cash impairment losses of $31.0 million in Peru. As of March 31, 2020, the carrying amount of Peru-related assets amount to $21 million, mainly representing tax credits and equipment located in the field.

COMMODITY RISK OIL MANAGEMENT CONTRACTS

GeoPark recently added new oil hedges further increasing its price risk protection within the next 12 months.

The Company has the following commodity risk management contracts in place as of the date of this release:

Period	Type	Reference	Volume (bopd)		Contract Terms ($ per bbl)
				Purchased Put or Fixed Price	Sold Put	Sold Call
3Q2020	Zero cost 3-way	Brent	4,000	55.0	45.0	71.0-73.8
	Zero cost 3-way	Brent	2,000	55.0	45.0	65.2
	Zero cost 3-way	Brent	4,000	55.0	45.0	69.0-70.0
	Zero cost 3-way	Brent	1,000	55.0	45.0	71.95
	Zero cost collar	Brent	2,500	30.0	N/A	32.15
	Fixed Price	Brent	2,000	32.0	N/A	N/A
	Zero cost collar	Brent	2,000	30.0	N/A	34.60
	Zero cost collar	Brent	7,500	31.7-32.0	N/A	40.0-40.3
	Zero cost collar	Brent	2,500	32.0	N/A	43.9-44.1
4Q2020	Zero cost 3-way	Brent	4,000	55.0	45.0	71.0-73.8
	Zero cost 3-way	Brent	2,000	55.0	45.0	65.2
	Zero cost 3-way	Brent	4,000	55.0	45.0	69.0-70.0
	Zero cost 3-way	Brent	1,000	55.0	45.0	71.95
	Zero cost collar	Brent	5,000	31.7-32.0	N/A	40.0-40.3
	Zero cost collar	Brent	5,000	35.0	N/A	49.8-51.3
	Zero cost collar	Brent	2,500	35.0	N/A	45.1
	Zero cost collar	Vasconia	2,000	30.0	N/A	44.2
1Q2021	Zero cost collar	Brent	5,500	35.0	N/A	50.3-51.5
	Zero cost collar	Brent	3,500	37.0	N/A	50.0
2Q2021	Zero cost collar	Brent	3,000	35.0	N/A	51.7
	Zero cost collar	Brent	3,500	38.0	N/A	51.0

REPORTING DATES FOR 2Q2020 RESULTS RELEASE

GeoPark will report its 2Q2020 financial results on August 5, 2020, after the market close. In conjunction with the 2Q2020 results press release, GeoPark management will host a conference call on August 6, 2020 at 10:00 am (Eastern Time) to discuss 2Q2020 financial results.

To listen to the call, participants can access the webcast located in the Investor Support section of the Company’s website at www.geo-park.com, or by clicking below:

https://event.on24.com/wcc/r/2505481/EF069FD574C6F73E3C0B4CF69DBCEADB

Interested parties may participate in the conference call by dialing the numbers provided below:

United States Participants: 866-547-1509

International Participants: +1 920-663-6208

Passcode: 9095479

Please allow extra time prior to the call to visit the website and download any streaming media software that might be required to listen to the webcast. An archive of the webcast replay will be made available in the Investor Support section of the Company’s website at www.geo-park.com after the conclusion of the live call.

For further information, please contact:

INVESTORS:

Stacy Steimel – Shareholder Value Director Santiago, Chile	ssteimel@geo-park.com
T: +562 2242 9600

Miguel Bello – Market Access Director Santiago, Chile T: +562 2242 9600	mbello@geo-park.com

MEDIA:

Communications Department	communications@geo-park.com

GLOSSARY

ANP	Brazil’s National Agency of Petroleum, Natural Gas and Biofuels

Operating netback

Revenue, less production and operating costs (net of accrual of stock options and stock awards), selling expenses and realized portion of commodity risk management contracts. Operating netback is equivalent to Adjusted EBITDA net of cash expenses included in Administrative, Geological and Geophysical and Other operating costs

Bbl	Barrel

Boe	Barrels of oil equivalent
Boepd	Barrels of oil equivalent per day
Bopd	Barrels of oil per day
D&M	DeGolyer and MacNaughton
F&D costs	Finding and development costs, calculated as capital expenditures divided by the applicable net reserves additions before changes in Future Development Capital
Mboe	Thousand barrels of oil equivalent
Mmbo	Million barrels of oil
Mmboe	Million barrels of oil equivalent
Mcfpd	Thousand cubic feet per day
Mmcfpd	Million cubic feet per day
Mm3/day	Thousand cubic meters per day
NPV10	Present value of estimated future oil and gas revenues, net of estimated direct expenses, discounted at an annual rate of 10%
PRMS	Petroleum Resources Management System

Sq km	Square Kilometer
WI	Working Interest

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section on the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward- looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including the COVID-19 pandemic, the retirement from the Morona block due to continued force majeure, expected production growth, expected schedule, economic recovery, payback timing, IRR, drilling activities, demand for oil and gas, capital expenditures plan, regulatory approvals, reserves and exploration resources. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors. Oil and gas production figures included in this release are stated before the effect of royalties paid in kind, consumption and losses, except when specified.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission.

Readers are cautioned that the exploration resources disclosed in this press release are not necessarily indicative of long-term performance or of ultimate recovery. Unrisked prospective resources are not risked for change of development or chance of discovery. If a discovery is made, there is no certainty that it will be developed or, if it is developed, there is no certainty as to the timing of such development. There is no certainty that any portion of the prospective resources will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the resources. Prospective resource volumes are presented as unrisked.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief Financial Officer

Date: July 15, 2020